NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the SEC of its intention to remove the entire classes of the following Securities: Thornburg Mortgage, Inc. (the 'Company') 8.00% Series C Cumulative Redeemable Preferred Stock Series D Adjustable Rate Cumulative Redeemable Preferred Stock 7.50% Series E Cumulative Convertible Redeemable Preferred Stock 10% Series F Cumulative Convertible Redeemable Preferred Stock (collectively, the 'Securities') from listing and registration on the Exchange at the opening of business on December 12, 2008, pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Securities are no longer suitable for continued listing and trading on the Exchange. The Exchange's action is being taken in view of the consummation of the Company's exchange offer and consent solicitation (the 'Exchange Offer and Consent Solicitation') for all outstanding shares of each class of the Securities, after which there remains outstanding approximately 690,256 shares of Series C Preferred Stock at a share price of $0.82 with a market value of $567,153; approximately 353,444 shares of Series D Preferred Stock at a share price of $0.85 with a market value of $299,200; approximately 249,390 shares of Series E Preferred Stock at a share price of $1.06 with a market value of $264,827; approximately 634,422 shares of Series F Preferred Stock at a share price of $0.90 with a market value of $573,175. Consequently, as a result of the completion of Exchange Offer and Consent Solicitation for all outstanding shares of each class of security is now below the Exchange's continued listing requirement that a listed class of securities must maintain an aggregate market value of publicly-held shares of $2,000,000. 1. The Exchange's Listed Company Manual, Section 802.01B states in part that the Exchange would normally give consideration to delisting a preferred security of either a domestic or non-U.S. issuer when: the aggregate market value of publicly-held shares is less than $2,000,000, or the number of publicly-held shares is less than 100,000. 2. The Exchange, on November 20, 2008, determined that each class of the Securities should be suspended immediately from trading, and directed the preparation and filing with the Commission of this application for the removal of the Securities from listing and registration on the Exchange. 3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the 'ticker' of the Exchange immediately and at the close of the trading session on November 20, 2008 of the suspension of trading in the Securities. Similar information was included on the Exchange's website. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist the Securities, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specific time period.